Exhibit 4.4

ENGLISH SUMMARY OF
TERMS OF EMPLOYMENT OF LIOR ALDEMA

AS OF MARCH 2019

Lior Aldema, our Chief Business Officer since January 2018 and director since July 2018, is currently entitled to an annual base salary of NIS 960,000 (equal to approximately $256,000 based on the exchange rate in effect as of December 31, 2018).

In addition, Mr. Aldema is entitled to an annual bonus equal to up to NIS 960,000 (equal to approximately $256,000 based on the exchange rate in effect as of December 31, 2018), subject to our meeting certain annual targets for operating income and revenue.

Mr. Aldema is also entitled to receive an annual grant of 30,000 RSUs and a quarterly grant of options to purchase an additional 7,500 of our ordinary shares. The RSUs vest quarterly over a four-year period from the date of grant and the options vest annually over a four-year period from the date of grant, the exercise prices of the options are based on the fair value of the ordinary shares at the time of grant as determined by our board of directors.

Additionally, Mr. Aldema is entitled to receive an annual grant of RSUs for each of 2019, 2020 and 2021 valued at up to $100,000, $150,000 and $200,000, respectively, subject to our meeting the foregoing annual targets. If granted, the RSUs will vest over a two-year period from the date of the publication of the audited financial statements for the relevant year.

Mr. Aldema’s employment agreement does not provide for a specified term and may be terminated by either party upon twelve (12) months’ prior written notice, during which time his employment would continue in accordance with the terms of his employment agreement and he would be entitled to all payments and benefits pursuant to his then-current compensation terms, including continued vesting of any equity-based awards.